FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                July 21, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: July 21, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Smith & Nephew plc


2. Name of shareholder having a major interest

The Capital Group Companies, Inc.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital Guardian Trust Company:

State Street Nominees Ltd   1,766,450

Bank Of New York Nominees Ltd   1,940,208

Northern Trust 243,500

Chase Manhattan Bank Australia Ltd   8,500

Chase Nominees Ltd   9,423,874

BT Globenet Nominees Ltd   441,100

Midland Bank plc   1,370,200

Cede & Co 144,500

Deutsche Bank Mannheim 4,500

Bankers Trust 384,200

Barclays Bank 18,900

Brown Bros 42,700

Nortrust Nominees 3,255,874

MSS Nominees Ltd   64,700

State Street Bank & Trust Co  156,600

Deutsche Bank AG 3,600

Citibank NA 32,000

HSBC Bank plc  2,900

Mellon Bank NA 127,900

ROY Nominees Ltd   23,900

Mellon Nominees (UK) Ltd   668,000

HSBC 32,200

JP Morgan Chase Bank   951,633



Capital International Ltd:

State Street Nominees Ltd   26,200

Bank of New York Nominees  861,706

Northern Trust   291,944

Chase Nominees Ltd   620,993

Midland Bank plc   108,100

Morgan Guaranty  77,500

Nortrust Nominees  501,472

State Street Bank & Trust Co   118,700

Citibank   318,400

Deutsche Bank AG   24,700

HSBC Bank plc  302,865

Mellon Bank NA 28,700

KAS UK 29,100

Bank One London  31,300

Raiffeisen Zentral Bank 296,700

Fortis Bank   10,500

Metzler Seel Sohn & Co.   6,500

Nordea Bank   57,000

Bayerische Hypo Und Vereinsbank AG   9,600



Capital International SA:

Chase Nominees Ltd   387,700

Midland Bank plc 11,000

Pictet & Cie 45,100

State Street Bank & Trust Co 30,300

Lloyds Bank 16,800

HSBC Bank plc 127,500

JP Morgan Chase Bank 10,800

Metzler Seel Sohn & Co.   10,200



Capital Research and Management Company:

State Street Nominees Ltd  21,275,237

Chase Nominees Ltd   102,345,600

JPM Nominees Ltd 28,000

State Street Bank & Trust Co 182,000



 Capital International Inc

 State Street Nominees Limited 565,300

 Bank of New York Nominees 212,800

 Northern Trust 13,400

 Chase Nominees Limited 664,200

 Bankers Trust 9,800

 Nortrust Nominees 116,900

 State Street Bank & Trust Co 41,800

 Citibank 7,900

 Citibank NA 115,900

 HSBC Bank plc 29,600

 JP Morgan Chase Bank 33,200


5. Number of shares / amount of stock acquired

Not disclosed


6. Percentage of issued class

Not disclosed


7. Number of shares / amount of stock disposed

................................................................


8. Percentage of issued class

................................................................


9. Class of security

Ordinary shares of US 20 cents


10. Date of transaction

19.07.06


11. Date company informed

21.07.06


12. Total holding following this notification

151,110,956


13. Total percentage holding of issued class following this notification

16.04%


14. Any additional information

................................................................


15. Name of contact and telephone number for queries

Phil Higgins - Assistant Company Secretary
020 7960 2228


16. Name and signature of authorised company official responsible for making this notification

Phil Higgins - Assistant Company Secretary


Date of notification

21.07.06


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.